Exhibit 99.1

Macrocure Ltd. Condensed Interim Consolidated Financial Statements As of June 30, 2016 Unaudited

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2016

Contents

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of

U.S. dollars in thousands

	June 30	December 31
	2016	2015
Assets

Current assets
Cash and cash equivalents	25,463	20,966
Short-term investments	-	6,607
Other receivables	158	344
Total current assets	25,621	27,917

Non-current assets
Property and equipment, net	3	232
Total non-current assets	3	232

Total assets	25,624	28,149

Liabilities and Shareholders’ Equity

Current liabilities
Trade and other payables	577	1,279
Total current liabilities	577	1,279

Total liabilities	577	1,279

Shareholders’ equity
Ordinary shares of NIS 0.01 par value	49	47
Share premium	108,914	102,261
Capital reserves	5,573	7,821
Warrants held by shareholders	1,937	6,042
Accumulated deficit	(91,426)	(89,301)
Total shareholders’ equity	25,047	26,870

Total liabilities and shareholders’ equity	25,624	28,149

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss

U.S. dollars in thousands (except per share data)

	Six months ended
	June 30
	2016	2015
Research and development expenses, net	-	10,071
General and administrative expenses	2,152	3,544
Operating Loss	(2,152)	(13,615)

Financing income	48	170
Financing expense	(14)	(45)
Financing income, net	34	125

Loss before income tax	(2,118)	(13,490)
Taxes on income	(7)	(87)

Loss for the period	(2,125)	(13,577)

Other Comprehensive Income	-	15
Total comprehensive loss for the period	(2,125)	(13,562)

Loss per share - basic and diluted (in U.S. dollars)	(0.12)	(0.74)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

U.S. dollars in thousands

				Warrants
	Ordinary	Share	Capital	held by	Accumulated
	shares	Premium	Reserve	shareholders	deficit	Total
For the six-month period ended June 30, 2016:

Balance as of January 1, 2016	47	102,261	7,821	6,042	(89,301)	26,870
Expiration of options	-	1,041	(1,082)	-	-	(41)
Exercise of warrants and options	2	5,612	(1,509)	(4,105)	-	-
Share based compensation	-	-	343	-	-	343
Loss for the period	-	-	-	-	(2,125)	(2,125)

Balance as of June 30 ,2016	49	108,914	5,573	1,937	(91,426)	25,047

For the six-month period ended June 30, 2015:

Balance as of January 1, 2015	45	95,941	6,167	12,256	(68,198)	46,211
Total comprehensive loss for the period:
Change in value of available-for-sale	-	-	15	-	-	15
Loss for the period	-	-	-	-	(13,577)	(13,577)
Total comprehensive loss for the period	-	-	15	-	(13,577)	(13,562)

Exercise of warrants	1	4,420	-	(4,421)	-	-
Share based compensation	-	-	1,261	-	-	1,261

Balance as of June 30 ,2015	46	100,361	7,443	7,835	(81,775)	33,910

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended
	June 30
	2016	2015
Cash flows from operating activities:
Loss for the period	(2,125)	(13,577)

Adjustments:
Depreciation	1	48
Amortization	-	276
Financing income, net	(34)	(125)
Capital loss from sale of fixed assets	209	-
Taxes on income	7	87
Share based compensation	302	1,261
	485	1,547
Changes in operating assets and liability items:
Decrease in accounts receivable and others	209	180
Increase (decrease) in trade and other payables	(695)	392
	(486)	572

Income tax paid	(30)	(76)
Interest received	105	250

Net cash used in operating activities	(2,051)	(11,284)

Cash flows from investing activities:
Purchase of property and equipment	-	(57)
Proceeds from sale of fixed assets	18	-
Decrease in long terms deposits	-	1,250
Redemption of short term deposits	1,887	8,385
Investment in available-for-sale financial assets	-	(418)
Repayment of available-for-sale financial assets	4,661	865

Net cash provided by investing activities	6,566	10,025

Net increase (decrease) in cash and cash equivalents	4,515	(1,259)

Effect of exchange rate changes on cash and cash Equivalents	(18)	(21)

Cash and cash equivalents at beginning of the period	20,966	10,868

Cash and cash equivalents at end of the period	25,463	9,588

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Macrocure Ltd.
Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2016

U.S. dollars in thousands (except share and per share data)

Note 1 - General Information

A.	Macrocure Ltd. (the “Company” or “Macrocure”) was incorporated in Israel on January 14, 2008. The registered address of the Company's office is 25 Hasivim St. Petach Tikva, Israel. Since its inception, the Company has been engaged in the biotechnology field and focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds, as well as other potential regenerative medicine applications.

On August 5, 2014 the Company closed an Initial Public Offering (“IPO”) of its ordinary shares, which resulted in the sale of 5,350,000 ordinary shares at a public offering price of $10 per share, before underwriting discounts. The Company received net proceeds from the IPO of approximately $46.7 million (net of issuance costs and underwriting discounts of approximately $6.8 million).

On August 19, 2015, the Data Safety Monitoring Board announced, based on pre-specified, futility analysis, that the Company’s sole product candidate, CureXcell, failed to meet its primary endpoint in the Company’s pivotal Phase 3 clinical study (MC-105) for the treatment of venous leg ulcers (“VLUs”).

On October 27, 2015 the Company announced that CureXcell failed to meet its primary and secondary endpoints in the Company’s pivotal Phase 3 clinical study (MC-102) in the treatment of diabetic foot ulcers (“DFUs”).

As a result of the disappointing announcement of the Company Phase 3 trials, the Company does not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of its product. Due to these results, the Company halted the development and manufacturing initiatives for its product candidate, both by terminating the newly-commenced operations in the United States, and by ceasing research and development, and clinical activities, for its product candidate, in Israel . In addition, the Company commenced a review of all strategic alternatives, while continuing to focus on managing and conserving its existing cash through cost reduction and restructuring initiatives.

On August 29, 2016, subsequent to the reporting date, the Company announced that it has entered into a definitive merger agreement (hereinafter “Merger Agreement”) with Leap Therapeutics, Inc. (“Leap”), a clinical stage immuno-oncology company, pursuant to which a new company formed under the laws of the State of Israel and a wholly owned subsidiary of Leap will be merged with and into Macrocure with Macrocure as the surviving corporation in the merger and thereby becoming a wholly owned subsidiary of Leap, and Leap will become a publicly traded entity on the NASDAQ Stock Market upon completion of the merger.  In connection with the transaction, Macrocure shareholders will exchange their Macrocure ordinary shares for such number of newly issued shares of Leap common stock as is obtained by multiplying the number of Macrocure ordinary shares held by them by the merger exchange ratio set forth in the Merger Agreement (“Merger Exchange Ratio”). All outstanding option awards and warrants to purchase ordinary shares of the Company will be converted into options or warrants (as applicable) to purchase such number of shares of Leap common stock as is obtained by multiplying the ordinary shares underlying the option award or warrant by the Merger Exchange Ratio. The exercise price per share of the converted options or warrants shall be equal to the exercise price per share of the Macrocure option or warrant (as applicable), divided by the Merger Exchange Ratio. The options and warrants will otherwise remain subject to the same terms to which they were subject prior to the foregoing conversion, except as contemplated under the Merger Agreement.

Macrocure Ltd.
Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2016

U.S. dollars in thousands (except share and per share data)

Note 1 - General Information (cont’d)

A.  (Cont’d)

Macrocure equity holders, as a group, are expected to hold approximately 31.8% of thecombined company after giving effect to the additional equity investment referenced below, subject to downward adjustment under the Merger Agreement to the extent that Macrocure’s net cash balance is less than $22 million on the closing date. In addition, existing Leap investors, including entities affiliated with HealthCare Ventures, have committed to invest an additional $10 million at the closing of the transaction.  The transaction is expected to close near year-end, subject to shareholder approval and other customary closing conditions which are set forth in the Merger Agreement.

Following execution of the Merger Agreement, Macrocure filed with the Israeli Tax Authority applications for three tax rulings in connection with the merger, consisting of rulings that would (i) defer the obligation of Macrocure's shareholders to pay capital gains tax on the exchange of shares in the merger, (ii) deem Leap's assumption of options in the merger a non-taxable event; and (iii) eliminate the required withholding of taxes for the exchange of shares of certain shareholders in the merger.

In the event that Leap terminates the Merger Agreement on or after January 31, 2017 (as such date may be extended in accordance with the terms of the Merger Agreement) due to Macrocure’s failure to obtain the first of the above three tax rulings from the ITA, Macrocure will be required to pay to Leap a $1.6 million termination fee upon such termination. If the Merger Agreement is instead terminated in one of a number of other scenarios, Macrocure will be required to pay Leap a termination fee equal to $1.2 million, plus reimbursement of expenses of up to $750,000.

B.
The Company has incurred operational losses in each year since its inception at a total amount of $91,426 as of June 30, 2016 and expects that it will not generate any future revenues from the product and does not currently have an alternate prospective source of future revenues.

C.
The unaudited condensed interim consolidated financial statements of the Company as of and for the six-month period ended June 30, 2016, comprise the Company and its wholly owned U.S. subsidiary (together referred to as the “Company”).

Note 2 - Basis of Preparation

A. Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2015 (hereinafter – “the annual financial statements”).

These condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on September 22, 2016.

Macrocure Ltd.
Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2016

U.S. dollars in thousands (except share and per share data)

Note 2 - Basis of Preparation (cont’d)

B.	Use of estimates and judgments

The preparation of the unaudited condensed interim consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) requires management to make judgments, estimates and assumptions that affect the implementation of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key assumptions used in estimates involving uncertainty are consistent with those applied in the annual financial statements.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those applied by the Company in its annual financial statements.

Note 4 - Contingent Liability

Further to Note 10(H) to the Company's annual financial statements, on January 13, 2016, the Israeli Magistrate Court ordered Macrocure to disclose, at this stage, only the items included in certain categories of evidence sought by the U.S. District Court (the categories relating to computer and storage devices).  That order required the turning over of the former employee’s laptop computer.  On February 14, 2016, Macrocure filed an appeal, and a motion for leave to appeal regarding this last decision, with the Israeli Central District Court, or the Israeli District Court.  On March 8, 2016, Macrocure filed with the Israeli District Court a motion to stay the order to turn over the laptop computer.

On March 10, 2016, the U.S. District Court dismissed the action brought against Macrocure by Cognate and other plaintiffs in that court.  On April 7, 2016, Cognate filed a motion to alter or amend the U.S. District Court’s March 10, 2016 judgment.  In its motion to alter or amend the judgment, Cognate stated that it has settled its claims with Macrocure’s former employee.  On April 12, 2016, the Israeli Magistrate Court, deciding as authorized by the Israeli District Court, dismissed the proceedings against Macrocure in that court, in light of the dismissal in the U.S. case, and cancelled its order to Macrocure to turn over the laptop computer to Cognate.  The court also held that Macrocure is entitled to reimbursement of costs associated with the proceedings in the Israeli courts.

On April 14, 2016, Macrocure filed with the Israeli District Court a motion to withdraw its motion for leave to appeal without costs, since the January 13, 2016 decision of the Israeli Magistrate Court had been canceled.  On the same day, Macrocure’s motion was granted by the Israeli District Court.

Management does not expect any financial exposure and cannot assess any possible development of the litigation and its chances.

Macrocure Ltd.
Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2016

U.S. dollars in thousands (except share and per share data)

Note 5 - Equity

A.	Exercise of warrants and options

(1)	In February 2016 , an investor of the Company exercised 668,209 warrants to purchase ordinary shares into ordinary shares at an exercise price equal to the par value of the shares.

(2)	In June 2016, the intermediary described in Note 10(A) to the Company's annual financial statements exercised 183,218 options into ordinary shares at an exercise price equal to the par value of the shares.

B.	Share-based compensation

(1)	Share- based compensation plans for employees and consultants:

The Company has reserved for issuance under two options plans for employees and consultants (the “Plan”) an aggregate amount of 3,272,794 ordinary shares, which was increased by 341,155 in January 2016 (representing an automatic annual increase of 2% of the Company’s outstanding ordinary shares as of December 31, 2015).

As of June 30, 2016, 1,209,562 ordinary shares of the Company are still available for future grant. Any option, which is forfeited or not exercised before expiration, becomes available for future grants.

(2)	Option grants during 2016:

1.	On May 2, 2016, the Company's Board of Directors approved a grant of 115,000 options to purchase ordinary shares under the Plan at an exercise price of $0.98 per share to its officer and additional employees. The options vest over a period of four years, and will vest immediately upon consummation of M&A transaction. The options will remain exercisable for the entire period during which the grantees remain continuously employed at the Company and for a period of one year thereafter.

2.	On May 23, 2016, the Company's Board of Directors approved a grant of 150,000 options to purchase ordinary shares to the Company’s President and CEO subject to certain conditions. The grant date was set as the approval date of the grant by the Company’s shareholders. The exercise price will be set as the closing price of the ordinary shares on NASDAQ on the grant date. The options will vest immediate upon consummation of an M&A transaction and the options will remain exercisable for the entire period during which the grantee remains continuously employed at the Company (or any successor) and for a period of three years thereafter.

Macrocure Ltd.
Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2016

U.S. dollars in thousands (except share and per share data)

Note 5 - Equity (cont’d)

B.            Share-based compensation (cont’d)

(2)	(Cont’d)

The assumptions used to measure the fair value are as follows:

2016 Grants
The assumptions used to calculate fair value:
Share price (at valuation date) (in U.S. dollar)	0.98-1.42
Expected volatility (1)	82%
Expected life of share options (in years) (2)	0.75-2.00
Risk-free interest rate (3)	0.48%-0.58%

(1)	Based on the implied volatility of ordinary shares according to comparable drug companies that are publicly traded.
(2)	The expected life of the share options is based on the midpoints between the available exercise dates: December 31, 2016 (which is the estimated date of the consummation of M&A transaction as of June 30, 2016) and the last available exercise date (the contractually expiry date), as adequate historical experience is not available to provide a reasonable estimate.
(3)	Based on zero coupon U.S. treasury bonds fixed with maturity equal to expected terms.

Note 6 - Financial Instruments

(1)	Financial instruments which their fair value approximates their carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other receivables and trade and other payables, are the same as or approximate to their fair value.

(2)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:
—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

Macrocure Ltd.
Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2016

U.S. dollars in thousands (except share and per share data)

Note 6 - Financial Instruments (Cont’d)

(2)	Fair value hierarchy (Cont’d)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Available for sale financial assets	4,720	-	-	4,720
	4,720	-	-	4,720

Note 7 - Subsequent Events

See Note 1(A) with respect to the Company’s execution of a definitive merger agreement with Leap on August 29, 2016.